Exhibit 99.3
Pursuant to Section 13(r) of the Securities Exchange Act of 1934, as amended, the Registrant hereby discloses the following information.
During the reporting period, Hamid Arabnejad stayed at the Hyatt Regency Dar Es Salaam for one night. The hotel is owned by a third-party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and an affiliate of the Registrant. Mr. Arabnejad is an individual listed on the Specially Designated Nationals and Blocked Persons List (the “SDN List”) maintained by the Office of Foreign Assets Control (“OFAC”) in the U.S. Department of the Treasury. He was designated pursuant to the Global Terrorism Sanctions Regulations, 31 C.F.R. Part 594 (“GTSR”). The aggregate revenues received by the hotel for the stay was approximately $429.83 (including F&B and other revenue). The ASPAC management and franchising segment Adjusted EBITDA profit margin for the quarter ended December 31, 2013 was 38.3%. Based on this information, the aggregate net profits received by the hotel for the stay was approximately $164.62, of which a minority portion is paid to an affiliate of the Registrant. In addition, Mr. Arabnejad stayed at the Hyatt Regency Dar Es Salaam on June 5, 2013. At that time, he appeared under a different name on our reservation system and therefore was not flagged until we reviewed the fourth-quarter stay. The aggregate revenues received by the hotel for the June 5, 2013 stay was approximately $222.44 (including F&B and other revenue). The ASPAC management and franchising segment Adjusted EBITDA profit margin for the quarter ended June 30, 2013 was 35%. Based on this information, the aggregate net profits received by the hotel for the stay was approximately $77.85, of which a minority portion is paid to an affiliate of the Registrant. Based on its review, the Registrant has determined that none of its affiliates involved in the management of the Hyatt Regency Dar Es Salaam is a “U.S. Person” subject to the GTSR and thus not subject to U.S. jurisdiction for trade sanctions purposes. The Hyatt Regency Dar Es Salaam intends to continue engaging in future similar transactions to the extent they are not prohibited under the GTSR.

Also, during the reporting period, several individuals associated with Kasb International LLC stayed at the Grand Hyatt Dubai for a total of 10 room nights, pursuant to a pre-negotiated standard preferred rate agreement. The hotel is owned by a third-party, staffed by employees of the third-party owner and operated pursuant to a management agreement between the owner and an affiliate of the Registrant. At the time the pre-negotiated standard preferred rate agreement was entered into, Kasb International LLC was not on the SDN List maintained by OFAC. The aggregate revenues received by the hotel for such stays were approximately $2,175.24 (including F&B and other revenue). The rates for such room nights were paid in accordance with the standard preferred rate agreement with Kasb International LLC.  The EAME/SW Asia management segment Adjusted EBITDA profit margin for the quarter ended December 31, 2013 was 4.5%.  Based on this information, the aggregate net profits received by the hotel for such stays were approximately $97.89, of which a minority portion is paid to an affiliate of the Registrant.  The agreement with Kasb International LLC was terminated on October 24, 2013, and the Grand Hyatt Dubai does not intend to continue such activity with Kasb International LLC. The Registrant believes that such hotel stays were exempt from the Iranian Transactions and Sanctions Regulations, 31 C.F.R. Part 560, pursuant to International Emergency Economic Powers Act.